Exhibit 4.3

[ALIGNMENT AWARD]

MYT NETHERLANDS PARENT B.V.

2020 OMNIBUS INCENTIVE COMPENSATION PLAN

SHARE OPTION AWARD AGREEMENT

This Share Option Award Agreement including any addendum to the Agreement for the Grantee’s country (the “Addendum”) (together the “Award Agreement”) evidences an award of share options (“Options”) by MYT Netherlands Parent B.V., a private company with limited liability (besloten vennotschap met beperkte aansprakelijkheid) incorporated and existing under the laws of the Netherlands, and any successor entity thereto (the “Company”) under the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “Plan”). Capitalized terms not defined in the Award Agreement have the meanings given to them in the Plan.

Name of Grantee:	______________ (the “Grantee”).
Grant Date:	__________ (the “Grant Date”).
Number of Options:

______________________, which amount represents the number of Options granted as of the date on which the public offering price in an IPO is determined by the Company and the managing underwriters (the “IPO Pricing Date”), subject to adjustment as set forth below.

Each Option represents the right to purchase one Share (subject to adjustment as set forth below) at the applicable Exercise Price set forth below on the terms and conditions set forth herein.
Exercise Price:

Subject to adjustment as set forth below, the applicable per Share exercise price of the Options (the “Exercise Price”) shall be as follows:

(a)The Exercise Price of _______ Options shall be $[•] per Share (the “Tranche 1 Options”),

(b)The Exercise Price of _______ Options shall be $[•] per Share (the “Tranche 2 Options”), and

(c)The Exercise Price of _______ Options shall be $[•] per Share (the “Tranche 3 Options”).

IPO Effective Date Adjustment:

The number of Options subject to this Award Agreement shall be automatically adjusted on a pro-rata basis in respect of the underlying Tranche 1 Options, Tranche 2 Options and Tranche 3 Options as of the IPO Effective Date (as defined below) to the extent required so that the total number of Options awarded hereunder, after giving effect to such adjustment, shall represent the same aggregate ownership percentage of the Company’s outstanding share capital as in effect on the IPO Pricing Date (with any resulting fractional ADS rounded down to the next whole ADS). In addition, the Exercise Price per Share of each of the Tranche 1 Options, the Tranche 2 Options and the Tranche 3 Options, after giving effect to such adjustment, shall be equal to (A) the valuation of the Company that applied for purposes of establishing the original Exercise Price per Share of the Tranche 1 Options, the Tranche 2 Options and the Tranche 3 Options, respectively, divided by (B) the total number of the Company’s outstanding share capital immediately following the IPO Effective Date, in each case, rounded up to the nearest whole cent. Any fractional ADS resulting from such adjustment shall be rounded down to the next whole ADS.

For purposes of this Award Agreement, “IPO Effective Date” means, as applicable, the closing date of the exercise of any overallotment option by any of the managing underwriters in connection with the IPO or, if the managing underwriters deliver notice to the Company that they are waiving the overallotment option, on the date of such notice of waiver or, if the managing underwriters neither exercise the overallotment option nor deliver notice of waiver, the date of expiration of such overallotment option.

Vesting:

The Options will vest and become exercisable with respect to twenty-five percent (25%) of the Options subject to each of the Tranche 1 Options, Tranche 2 Options and Tranche 3 Options, on each of the first four anniversaries of the Grant Date (each, a “Vesting Date”), subject to the Grantee’s continued Employment on each applicable Vesting Date.

[Notwithstanding the foregoing, if the Grantee incurs a termination of Employment by the Company or any of its Subsidiaries or Affiliates without Cause (other than as a result of death or Disability), any then-unvested Options that are scheduled to vest within 12 months following the date on which the Grantee is notified in writing of such termination by the Company or any of its Subsidiaries or Affiliates (the “Notification Date”) will remain outstanding and continue to vest on the applicable Vesting Date next following the Notification Date as if the Grantee had remained Employed through such Vesting Date. For the avoidance of doubt, the foregoing provision shall apply without duplication of benefits for any period of the Grantee’s service following the Notification Date and prior to the Termination Date (as defined below), including any contractual notice period or any period of “garden leave” or similar period mandated under employment or other laws in the jurisdiction where the Grantee is employed or otherwise rendering services or the terms of the Grantee’s employment or service agreement, if any.]

For purposes of the Options, the Grantee’s Employment will be considered terminated as of the date the Grantee is no longer actively providing services to the Company or one of its Subsidiaries or Affiliates (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Grantee is employed or the terms of the Grantee’s employment agreement, if any) (the “Termination Date”). Unless otherwise expressly provided in this Award Agreement or the Plan or determined by the Company, (i) the Grantee’s right to vest in any unvested Options will be immediately forfeited without any consideration or payment therefor as of the Termination Date, (ii) the period, if any, during which the Grantee may exercise the Options after the Termination Date will commence on such date, and (iii) the Termination Date will not be extended by any notice period (e.g., the Grantee’s period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment or other laws in the jurisdiction where the Grantee is employed or otherwise rendering services or the terms of the Grantee’s employment or service agreement, if any). The Committee shall have the exclusive discretion to determine when the Grantee is no longer actively providing services for purposes of the Option grant (including whether the Grantee may still be considered to be providing services while on a leave of absence).

Adjustments to Options:

The Option shall be subject to the adjustment provisions of Section 1.6.3 of the Plan. For purposes of this Award Agreement, the term “Share” means, after giving effect to the IPO, the number of ADSs equal to one Ordinary Share (but if the ratio of ADSs to Ordinary Shares is not 1:1, then the Shares subject to the Options will automatically be adjusted to reflect the ratio of the ADSs to Ordinary Shares, as reasonably determined by the Committee), subject to the terms of the Plan.

Term:

The latest date the Options will expire is on the tenth anniversary of the Grant Date (the “Expiration Date”). However, in the event the Grantee’s Employment terminates for any reason prior to the Expiration Date, any then-vested Options shall remain exercisable for the period as set forth below, unless the Board determines otherwise:

(a)

Upon a termination of Employment for any reason other than for Cause, Disability or death, the Grantee may exercise the Options until the date that is 90 days following the Termination Date [(or, if later, the date the Options vest upon a termination of Employment by the Company or any of its Subsidiaries or Affiliates without Cause (other than as a result of death or Disability)] in accordance with the terms of this Award Agreement), but in no event later than the Expiration Date.

(b)

 Upon a termination of Employment for Cause, the Grantee may exercise the Options until the date that is 30 days following the Termination Date, but in no event later than the Expiration Date.

(c)

Upon a termination of Employment due to death or Disability, the Options shall expire one year after the Termination Date, but in no event later than the Expiration Date.

Exercise of Option:

Vested Options may be exercised by submitting to the Company a written notice specifying the number of Options to be exercised accompanied by payment of the full Exercise Price in cash or by certified or official bank check or in another form as determined by the Committee pursuant to the Plan. The Committee, in its discretion, may make arrangements for a broker-assisted cashless exercise of an Option subject to the terms of the Plan.

As soon as reasonably practicable following the Company’s determination that the Option has been validly exercised, the Company will issue the relevant number of Shares (subject to adjustment as described above) to be allocated to the Grantee, subject to the Grantee’s satisfaction of applicable withholding for any Tax-Related Items as provided in Section 3.2 of the Plan.

[Entry into Waiver Agreement:

The Grantee acknowledges and agrees that the Grantee shall, concurrently herewith, enter into an effective waiver agreement, substantially in the form attached in the form attached as Exhibit A hereto, regarding the Grantee’s participation in the mytheresa.com GmbH Management Compensation Plan, as amended, and/or the mytheresa.com GmbH Transaction Bonus Plan, as applicable, the terms of which are incorporated herein by reference.]

Tax Representations; Withholding:

The Grantee is advised to review with his/her own tax advisors the tax consequences for any Tax-Related Items in respect of receiving, becoming vested in and exercising the Options. The Grantee hereby represents to the Company that he/she is relying solely on such advisors and not on any statements or representations of the Company, its Subsidiaries or Affiliates or any of their respective agents. The Grantee acknowledges that, regardless of any action taken by the Company or, if different, the Subsidiary or Affiliate to which the Grantee is providing services (the “Employer”), the ultimate liability for all Tax-Related Items is and remains the Grantee’s responsibility and may exceed the amount actually withheld by the Company or the Employer. The Grantee further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Options, including, but not limited to, the grant, vesting or exercise of the Options, the subsequent sale of Shares acquired pursuant to such exercise; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Options to reduce or eliminate the Grantee’s liability for Tax-Related Items or achieve any particular tax result. The Grantee shall not make any claim against the Company, the Employer or any other Subsidiary or Affiliate, or their respective board, officers or employees related to Tax-Related Items arising from the Options. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, the Grantee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, the Grantee authorizes the Company and/or the Employer, or their respective agents, at their discretion and with no obligation to do so, to satisfy any applicable withholding obligations with regard to Tax-Related Items by any of the means described in Section 3.2 of the Plan.

The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if the Grantee fails to comply with his or her obligations in connection with the Tax-Related Items.

Transfer Restrictions:

The Grantee may not sell, exchange, transfer, assign, pledge, hypothecate or otherwise encumber the Options or the Grantee’s right under the Options to receive Shares (subject to adjustment as described above), other than to the extent provided in Section 3.5 of the Plan.

Clawback:

The Options will be subject to any clawback policy that the Company may adopt from time to time in order to comply with applicable law or the listing standards of the Applicable Exchange and, in accordance with such policy, may be subject to the requirement that the Options (or any proceeds therefrom) be repaid to the Company after they have been distributed to the Grantee, subject in all cases to applicable law. For purposes of the foregoing, the Grantee and the Company acknowledge and agree that the award of Options pursuant to this Award Agreement is exclusively aimed at supporting the Grantee’s loyalty with the Company or any of its Subsidiaries or Affiliates through participation in the Plan and such award, and is in no way intended to compensate the Grantee for the Grantee’s employment or service rendered to the Company or any of its Subsidiaries or Affiliates.

Amendment:

The Committee reserves the right at any time to amend the terms and conditions set forth in this Award Agreement, except that the Committee shall not make any amendment in a manner unfavorable to the Grantee (other than if immaterial or if required to facilitate compliance with applicable laws), without the Grantee’s consent. Any amendment of this Award Agreement shall be in writing and signed by an authorized member of the Committee or a person or persons designated by the Committee.

Governing Law:

This Award Agreement shall be deemed to be made under, and in all respects be interpreted, construed and governed by and in accordance with, the laws of Germany, without regard to conflict of law principles.

Nature of Grant:

In accepting the Options, the Grantee acknowledges, understands and agrees that:

(a)

the Plan is established voluntarily by the Company, it is discretionary in nature, and may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)

all decisions with respect to future options or other grants, if any, will be at the sole discretion of the Company;

(c)

the Grantee is voluntarily participating in the Plan;

(d)

the Options and any Shares acquired upon exercise, and the income and value of same, are not part of normal or expected compensation for any purpose, including, without limitation, for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, leave-related payments, holiday pay, pension or retirement or welfare benefits or similar mandatory payments;

(e)

the future value of the Shares underlying the Options is unknown, indeterminable, and cannot be predicted with certainty;

(f)

if the underlying Shares do not increase in value, certain tranches of the Options may have no value;

(g)

if the Grantee exercises the Options and acquires Shares, the value of such Stock may increase or decrease in value, even below the Exercise Price;

(h)

no claim or entitlement to compensation or damages shall arise from forfeiture of the Options resulting from a termination of Employment (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Grantee is employed or rendering services or the terms of the Grantee’s employment or service agreement, if any);

(i)

unless otherwise provided in the Plan, the Award Agreement or by the Company in its sole discretion, the Options and the benefits evidenced by this Award Agreement do not create any entitlement to have the Options or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(j)

neither the Company, the Employer nor any other Subsidiary or Affiliate shall be liable for any currency exchange rate fluctuation that may affect the value of the Option or of any amounts due to the Grantee pursuant to the exercise of the Option or the subsequent sale of any Shares acquired upon exercise.

Data Privacy:

The Company is located at Einsteinring 9, 85609 Aschheim/Munich, Germany and grants employees of the Company and its other Subsidiaries and Affiliates the opportunity to participate in the Plan, at the Company's sole discretion. If the Grantee would like to participate in the Plan, the Grantee understands that he or she should review the following information about the Company’s data processing practices.

Data Collection and Usage. The Company collects, processes and uses the Grantee’s personal data, including, but without limitation, name, home address and telephone number, date of birth, social insurance number or other identification number (e.g., resident registration number), passport number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all awards, canceled, vested, or outstanding in the Grantee’s favor, which the Company receives from the Grantee or the Grantee’s Employer. If the Company offers the Grantee the opportunity to participate in the Plan, then the Company will collect the Grantee’s personal data for purposes of allocating Shares and implementing, administering and managing the Plan. The Company’s legal basis for the processing of the Grantee’s personal data would be the Grantee’s consent.

Stock Plan Administration Service Providers. The Company may transfer personal data to a designated broker, an independent service provider, to assist the Company with the implementation, administration and management of the Plan. In the future, the Company may select a different service provider and share the Grantee’s personal data with another company that serves in similar capacities. The Company’s service providers may open an account for the Grantee. The Grantee may be asked to agree on separate terms and data processing practices with the applicable service providers, which, as it relates to Plan administration service provider, is a condition to the Grantee’s ability to participate in the Plan. The Grantee should note that his or her country may have enacted data privacy laws that are different from the service provider. The Company’s legal basis for the transfer of the Grantee’s personal data would be the Grantee’s consent.

Data Retention. The Company will use the Grantee’s personal data only as long as is necessary to implement, administer and manage the Grantee’s participation in the Plan or as required to comply with legal or regulatory obligations, including under tax and security laws. When the Company no longer needs the Grantee’s personal data, the Company will remove it from it from its systems.

Voluntariness and Consequences of Consent Denial or Withdrawal. The Grantee’s participation in the Plan and the Grantee’s grant of consent is purely voluntary. The Grantee may deny or withdraw his or her consent at any time. If the Grantee does not consent, or if the Grantee withdraws his or her consent, the Grantee cannot participate in the Plan. This would not affect the Grantee’s salary as an employee; the Grantee would merely forfeit the opportunities associated with the Plan.

Data Subject Rights. The Grantee has a number of rights under data privacy laws in his or her country. Depending on where the Grantee is based, his or her rights may include the right to (i) request access or copies of personal data the Company processes, (ii) rectification of incorrect data, (iii) deletion of data, (iv) restrictions on processing, (v) portability of data, (vi) to lodge complaints with competent authorities in the Grantee’s country, and/or (vii) a list with the names and addresses of any potential recipients of the Grantee’s personal data. To receive clarification regarding the Grantee’s rights or to exercise the rights, the Grantee should please contact the Company at Attn: Share Plan Administrator, Einsteinring 9, 85609 Aschheim/Munich, Germany.

The Grantee also understands that the Company may rely on a different legal basis for the processing or transfer of data in the future and/or request the Grantee to provide another data privacy consent. If applicable and upon request of the Company, the Grantee agrees to provide an executed acknowledgement or data privacy consent form to the Company or the Employer (or any other acknowledgements, agreements or consents) that the Company and/or the Employer may deem necessary to obtain under the data privacy laws in the Grantee’s country, either now or in the future. The Grantee understands that he or she will not be able to participate in the Plan if the Grantee fails to execute any such acknowledgement, agreement or consent requested by the Company and/or the Employer.

Electronic Delivery and Acceptance:

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Grantee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Language:

The Grantee acknowledges that he or she is sufficiently proficient in English to understand the terms and conditions of this Award Agreement. Furthermore, if the Grantee has received this Award Agreement, or any other document related to the Options and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

Addendum:

Notwithstanding any provisions in this Award Agreement, the Options shall be subject to any additional terms and conditions set forth in any Addendum to this Award Agreement for the Grantee’s country. Moreover, if the Grantee relocates to one of the countries included in the Addendum, the terms and conditions for such country will apply to the Grantee, to the extent the Committee determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Award Agreement.

Imposition of Other Requirements:

The Company reserves the right to impose other requirements on the Grantee’s participation in the Plan, on the Option and on any Shares purchased upon exercise of the Option, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
Insider Trading/Market Abuse Restrictions:

Depending on the Grantee’s country, the Grantee may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, which may affect the Grantee’s ability to, directly or indirectly, acquire, sell or attempt to sell Shares or otherwise dispose of Shares or rights to Shares (e.g., the Option) under the Plan during such times as the Grantee is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions or the Grantee’s country). The Grantee could be prohibited from (i) disclosing the inside information to any third party, which may include fellow employees (other than on a “need to know” basis); (ii) “tipping” third parties or causing them to otherwise buy or sell securities; and (iii) cancelling or amending orders the Grantee placed before he or she possessed inside information. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. The Grantee is responsible for ensuring the Grantee’s compliance with any applicable restrictions and is advised to speak with his or her personal legal advisor on this matter.

Waiver:

The Grantee acknowledges that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by the Grantee or any other grantee.

All Other Terms:	As set forth in the Plan.

The Plan is incorporated herein by reference. Except as otherwise set forth in the Award Agreement, the Award Agreement and the Plan constitute the entire agreement and understanding of the parties with respect to the Options. In the event that any provision of the Award Agreement is inconsistent with the Plan, the terms of the Plan will control. Except as specifically provided herein, in the event that any provision of this Award Agreement is inconsistent with any employment or similar agreement between the Grantee and the Company or any of its Subsidiaries or Affiliates, the terms of such agreement will control. By accepting this Award Agreement, the Grantee agrees to be subject to the terms and conditions of the Plan.

This Award Agreement may be executed in counterparts, which together will constitute one and the same original.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Award Agreement to be duly executed and effective as of the Grant Date.

MYT NETHERLANDS PARENT B.V.

By:
Name:
Title:

Acknowledged and Agreed:

[NAME OF GRANTEE]

[Signature page to Share Option Award Agreement]

ADDENDUM TO THE

MYT NETHERLANDS PARENT B.V.

2020 OMNIBUS INCENTIVE COMPENSATION PLAN

SHARE OPTION AWARD AGREEMENT

Capitalized terms used but not defined in this Addendum have the meanings set forth in the Plan and/or Award Agreement.

Terms and Conditions

This Addendum may include additional terms and conditions that govern the Options granted to the Grantee under the Plan if the Grantee resides and/or works in one of the countries listed below.

If the Grantee is a citizen or resident of a country other than the one in which he or she is currently residing and/or working or transfers to another country after the grant of the Options, or is considered a resident of another country for local law purposes, the Company shall, in its sole discretion, determine to what extent the terms and conditions contained herein shall apply to the Grantee under these circumstances.

Notifications

This Addendum also includes information regarding exchange controls and certain other issues of which the Grantee should be aware with respect to participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of December 2020. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Grantee not rely on the information in this Addendum as the only source of information relating to the consequences of the Grantee’s participation in the Plan because the information may be out of date at the time that the Grantee exercises the Options or sells Shares acquired under the Plan.

The information contained herein is general in nature and may not apply to the Grantee’s particular situation and the Company is not in a position to assure the Grantee of any particular result. Accordingly, the Grantee is advised to seek appropriate professional advice as to how the relevant laws in the Grantee’s country may apply to his or her situation.

If the Grantee is a citizen or resident of a country other than the one in which he or she is currently residing and/or working or transfers to another country after the grant of the Options, or is considered a resident of another country for local law purposes, the information contained herein may not be applicable to the Grantee in the same manner.

GERMANY

Exchange Control Notification. Cross-border payments in excess of €12,500 (including transactions made in connection with the sale of securities) must be reported monthly to the German Federal Bank (Bundesbank). If the Grantee makes or receives a payment in excess of this amount in connection with the Grantee’s participation in the Plan, the Grantee must report the payment to Bundesbank electronically using the “General Statistics Reporting Portal” (“Allgemeines Meldeportal Statistik”) available via Bundesbank’s website (www.bundesbank.de).

Foreign Asset/Account Reporting Notification. If the acquisition of Shares under the Plan leads to a “qualified participation” at any point during the calendar year, the Grantee understands that he or she will need to report the acquisition when the Grantee files his or her tax return for the relevant year. A qualified participation is attained if (i) the value of the Shares acquired exceeds a certain threshold or (ii) in the unlikely event the Grantee holds Shares exceeding a certain threshold of the Company’s total Ordinary Shares.

ITALY

Method of Exercise

Notwithstanding anything to the contrary in the Award Agreement, the Grantee must exercise the Options using a broker assisted cashless sell-all exercise. To complete a cashless sell-all exercise, the Grantee should notify a licensed securities broker acceptable to the Company to: (i) sell all of the Shares upon exercise; (ii) use the proceeds to pay the Exercise Price, brokerage fees and any applicable Tax-Related Items; and (iii) remit the balance in cash to the Grantee. If the Grantee does not complete this procedure, the Company may refuse to allow the Grantee to exercise the Options. The Company reserves the right to provide the Grantee with additional methods of exercise depending on local developments.

Plan Document Acknowledgment

In accepting the grant of the Options, the Grantee acknowledges that he or she has received a copy of the Plan and the Award Agreement and has reviewed the Plan and the Award Agreement, including this Addendum, in their entirety and fully understands and accepts all provisions of the Plan and the Award Agreement, including this Addendum.

The Grantee acknowledges that he or she has read and specifically and expressly approves the following sections of the Award Agreement: Vesting; Tax Representations; Withholding; Governing Law; Nature of Grant; and Data Privacy.

Foreign Asset/Account Reporting Information

Italian residents who, at any time during the fiscal year, hold foreign financial assets (including Shares) which may generate income taxable in Italy are required to report these assets on their annual tax returns (UNICO Form, RW Schedule) for the year during which the assets are held, or on a special form if no tax return is due. These reporting obligations will also apply to Italian residents who are the beneficial owners of foreign financial assets under Italian money laundering provisions.

Foreign Asset Tax Information

The value of financial assets held outside of Italy (including Shares) by Italian residents is subject to a foreign asset tax. The taxable amount will be the fair market value of the financial assets (e.g., Shares acquired under the Plan) assessed at the end of the calendar year.

NETHERLANDS

There are no country-specific provisions.

SPAIN

Nature of Grant. The following provision supplements the Nature of Grant section of the Award Agreement:

In accepting the Options, the Grantee acknowledges that they consent to participation in the Plan and has received a copy of the Plan.

The Grantee understands that the Company has unilaterally, gratuitously, and in its sole discretion decided to grant Options under the Plan to employees, consultants, and directors throughout the world. The decision is a limited decision that is entered into upon the express assumption and condition that any grant will not economically or otherwise bind the Company or any Subsidiary or Affiliate on an ongoing basis. Consequently, the Grantee understands that the Options are granted on the assumption and condition that the Options and any Shares acquired under the Plan are not part of any employment contract (either with the Company or any other Subsidiary or Affiliate) and shall not be considered a mandatory benefit, salary for any purposes (including severance compensation), or any other right whatsoever. In addition, the Grantee understands that this grant would not be made but for the assumptions and conditions referred to above; thus, the Grantee acknowledges and freely accept that, should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any grant of or right to the Options shall be null and void.

The Grantee understands and agrees that, as a condition of the grant of the Options, unless otherwise provided in the Plan or Award Agreement, the termination of the Grantee's termination of service for any reason (including the reasons listed below) will automatically result in the loss of the Options to the extent the Option has not vested and become exercisable as of the date the Grantee is no longer actively providing service. In particular, unless otherwise provided in the Plan or Award Agreement, the Grantee understands and agrees that any unvested portion of the Options as of the date the Grantee is no longer actively providing service and any vested portion of the Options not exercised within the post-termination exercise period set out in this Award Agreement will be forfeited without entitlement to the underlying Shares or to any amount of indemnification in the event of a termination of the Grantee's termination of service by reason of, but not limited to, resignation, retirement, disciplinary dismissal adjudged to be with cause, disciplinary dismissal adjudged or recognized to be without good cause (i.e., subject to a “despido improcedente”), individual or collective dismissal on objective grounds, whether adjudged or recognized to be with or without cause, material modification of the terms of employment under Article 41 of the Workers’ Statute, relocation under Article 40 of the Workers’ Statute, Article 50 of the Workers’ Statute, unilateral withdrawal by the Service Recipient and under Article 10.3 of the Royal Decree 1382/1985. The Grantee acknowledges that they have read and specifically accept the conditions referred to in the Award Agreement including the Nature of Grant section.

Securities Law Information. No “offer of securities to the public,” within the meaning of Spanish law, has taken place or will take place in the Spanish territory in connection with the Options. The Plan, the Award Agreement and any other documents evidencing the grant of the Options have not been, nor will they be, registered with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator), and none of those documents constitutes a public offering prospectus.

Exchange Control Information. The acquisition, ownership and disposition of stock in a foreign company (including Shares) must be declared for statistical purposes to the Spanish Dirección General de Comercio e Inversiones, the Bureau for Commerce and Investments, which is a department of the Ministry of Economy and Competitiveness. Generally, the declaration must be made in January for Shares acquired or disposed of during the prior year and/or for Shares owned as of December 31 of the prior year; however, if the value of the Shares acquired or sold exceeds €1,502,530 (or the Grantee holds 10% or more of the share capital of the Company or such other amount that would entitle the Grantee to join the Board), the declaration must be filed within one month of the acquisition or disposition, as applicable.

In addition, the Grantee may be required to declare electronically to the Bank of Spain any foreign accounts (including brokerage accounts held abroad), any foreign instruments (including any Shares acquired under the Plan) and any transactions with non-Spanish residents (including any payments of Shares made to the Grantee by the Company) depending on the value of such accounts and instruments and the amount of the transactions during the relevant year as of December 31 of the relevant year.

Foreign Asset/Account Reporting Information. The Grantee is required to report rights or assets deposited or held outside of Spain (including Shares acquired under the Plan or cash proceeds from the sale of such Shares) as of December 31 of each year, if the value of such rights or assets exceeds €50,000 per type of right or asset. After such rights and/or assets are initially reported, the reporting obligation will apply for subsequent years only if the value of any previously-reported rights or assets increases by more than €20,000 or if the ownership of the assets is transferred or relinquished during the year.

The exchange control and foreign asset / account reporting requirements in Spain are complex. The Grantee should consult their personal legal and tax advisors to ensure compliance with the applicable requirements.

UNITED KINGDOM

Tax Representations; Withholding. The following provision supplements the Tax Representations; Withholding section of the Award Agreement:

Income tax and National Insurance contributions may arise on exercise of (or any other dealing in) the Options, and the Grantee agrees as a condition of exercise of the Options to meet any such Tax-Related Items including the Grantee’s primary Class 1 National Insurance contributions (“NICs”) arising on exercise of the Option for which the Grantee is required to account to Her Majesty’s Revenue and Customs (“HMRC”). It is a condition of exercise of the Options that, if required by the Company or any Subsidiary or Affiliate, the Grantee enters into such arrangements as the Company or any Subsidiary or Affiliate may require for satisfaction of those Tax-Related Items.

Without limitation to the Tax Representations; Withholding section of the Award Agreement, the Grantee agrees that they are responsible for all Tax-Related Items and hereby covenant to pay all such Tax-Related Items, as and when requested by the Company or a Subsidiary or Affiliate or by HMRC (or any other tax authority or any other relevant authority). The Grantee also agrees to indemnify and keep indemnified the Company and its Subsidiaries and Affiliates against any Tax-Related Items they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on the Grantee's behalf.

Notwithstanding the foregoing, if the Grantee is a director or executive officer of the Company, the Grantee understands that they may not be able to indemnify the Company for the amount of any withholding obligation for Tax-Related Items not collected from or paid by the Grantee, in case the indemnification could be considered to be a loan. In this case, the Tax-Related Items not collected or paid within 90 days of the end of the U.K. tax year in which the taxable event occurs may constitute a benefit to the Grantee on which additional income tax and NICs may be payable. The Grantee understands that they will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company and/or a Subsidiary or Affiliate (as appropriate) the amount of any employee NICs due on this additional benefit, which may also be recovered from the Grantee by any of the means referred to in the Award Agreement.

In addition, the Grantee agrees that the Company and/or any Subsidiary or Affiliate may calculate the Tax-Related Items to be withheld and accounted for by reference to the maximum applicable rates, without prejudice to any right the Grantee may have to recover any overpayment from the relevant tax authorities.